Exhibit 99.2

CHIQUITA BRANDS INTERNATIONAL, INC.

September 7, 2014

Fyffes plc

29 North Anne Street

Dublin 7, Ireland

Attention:	David McCann
Chairman

Dear David:

Reference is made to the notice dated August 11, 2014 provided by Chiquita Brands International, Inc. (“Chiquita”) to Fyffes plc (“Fyffes”) regarding the receipt of a Chiquita Alternative Proposal from the Cutrale Group and the Safra Group (the “Cutrale/Safra Proposal”). Terms used herein but not defined have the meaning set forth in the Transaction Agreement, dated March 10, 2014, among Chiquita, Fyffes, Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc. (the “Transaction Agreement”).

Chiquita hereby notifies Fyffes of its intent to take the actions described in sub-clauses (x) and (y) of Clause 5.4(b) of the Transaction Agreement with respect to the Cutrale/Safra Proposal. In order to facilitate such actions, Chiquita also hereby notifies Fyffes that it intends to postpone the Chiquita Shareholders Meeting to a date which shall be no later than October 3, 2014.

September 7, 2014

Chiquita requests that Fyffes confirm, by countersigning in the space provided below, that, notwithstanding any provisions contained in the Transaction Agreement, it has no objection to Chiquita taking the actions described in the immediately preceding paragraph. Chiquita also requests Fyffes to seek adjournments of the Court Meeting and EGM convened for September 17, 2014 and, subject to any direction of the Irish High Court, to reconvene such meetings for October 3, 2014.

In consideration therefor, Chiquita hereby agrees to the following:

In the event that (a) Chiquita enters into a definitive agreement providing for a Chiquita Alternative Proposal with Cavendish Global Limited, Cavendish Acquisition Corporation, Burlingtown UK LTD, Erichton Investments Ltd. and/or any of their respective affiliates (collectively, “Cutrale-Safra”) in connection with the termination of the Transaction Agreement or within 9 months after the termination of the Transaction Agreement, and (b) pursuant to the terms of such definitive agreement Chiquita agrees to pay a break fee to Cutrale-Safra upon acceptance by Chiquita of a superior proposal that is greater than the Fyffes Reimbursement Payments (as defined in the Expenses Reimbursement Agreement, dated March 10, 2014, between Chiquita and Fyffes), then Chiquita shall pay to Fyffes such higher break fee, in lieu of the amount that otherwise would have been payable as the Fyffes Reimbursement Payments, in the event (x) the Transaction Agreement is terminated pursuant to Clause 9.1(a)(x) of the Transaction Agreement or (y) the Transaction Agreement is terminated pursuant to Clause 9.1(a)(i)(B) and Chiquita enters into a definitive agreement providing for a Chiquita Alternative Proposal with Cutrale-Safra within 9 months after such termination.

[Signature Page Follows]

September 7, 2014

Sincerely,

/s/ James E. Thompson

James E. Thompson
Executive Vice President, General Counsel and Secretary

Accepted and Agreed:

FYFFES PLC

By:	/s/ David McCann
Name:	David McCann
Title:	Chairman

cc:	Arthur Cox
Earlsfort Centre
Earlsfort Terrace, Dublin 2, Ireland
Attention: Michael Meghen
Stephen Hegarty
Facsimile: +353 1 618 0618

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Attention: Mario Ponce
Elizabeth Cooper
Facsimile: +1 (212) 455-2502